FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     January                                            , 20     04

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     January, 13  2003                By /s/ "Kerry M. Curtis"

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 04-01

January 7, 2004

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

Cumberland Moves Forward with Permitting of Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to announce that the Department of Indian Affairs and Northern Development (DIAND) has approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank gold project to enter the formal project review process for mine development.  Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits.  Feasibility is expected to be completed in the first quarter of this year. The project is located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.

DIAND and NIRB agree that the permitting process at Meadowbank will now advance from the project screening process to a "Part 5" NIRB review within the context of the Nunavut Land Claims Agreement and existing federal legislation, rather than to a "Part 6" Federal panel review.  The next stage of the permitting process, following receipt of the final environmental terms of reference, requires Cumberland to submit an Environmental Impact Statement (EIS) to NIRB.

In conjunction with the advancement of mine permitting at Meadowbank, Cumberland is expanding its commitment to the northern community of Baker Lake.  The Company recently opened a Meadowbank Community Relations office in Baker Lake, with local resident Michael Haqpi appointed as the Community Liaison Officer.  Through the development of this office, Cumberland will provide a mining resource center for the community and continue to learn about issues of concern to the local community.  In addition, Cumberland has signed a two-year service agreement with Peter's Expediting Ltd., an Inuit majority-owned transportation and logistics service company based in Baker Lake.  Peter's Expediting has consistently provided services to Cumberland during the last seven years and will continue to assist the Company as the Meadowbank project advances from exploration through to development.

"We are very pleased to complete the screening process and advance to full review of the Meadowbank gold project," remarked Kerry Curtis, President and CEO.  "Our growing commitment to the community, local and Inuit business development and the responsible development of Meadowbank are reflected in these achievements."

Cumberland is a mineral exploration and development company which holds interests in two undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is advancing the Meadowbank property to production.  The Company is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment* completed in January 2002, which indicated the Meadowbank property could support a production rate of approximately 250,000 ounces per year.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., Geo."
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.